Exhibit 99.1

Perion Delivers 82% Year Over Year Growth in the Second Quarter of 2021; Introduces 2022
Guidance Encouraged by Improved Visibility

Results include 211% advertising growth and strong margin
Management expects to achieve over $500 million in revenue in 2022, a year earlier than expected, representing a CAGR of 25% between 2020-2022

Tel Aviv & New York – August 3, 2021 – Perion Network Ltd. (NASDAQ: PERI), a global advertising technology company that delivers holistic solution across the three main pillars of digital advertising – ad search, social media, and display / video / CTV advertising – announced today its financial results for the second quarter ended June 30, 2021.

Doron Gerstel, Perion’s CEO, commented, “This quarter’s performance is another indicator that we are executing on our disciplined strategic plan and positioned to achieve our three-year targets a year earlier than expected. Based on the strength behind our growth – significantly more dollars spent per campaign and a healthy increase in new clients – we are narrowing the ranges of our 2021 guidance to revenues of $415-$430 million and EBITDA of $50-$51 million as well as introducing guidance for 2022. We expect revenue of $490-$520 million and Adjusted EBITDA of $59-$62 million in 2022.”

Second Quarter 2021 Highlights

•
Advertising revenue growth of 211% (or 134% on pro forma basis) fueled by broad-based adoption of our video and CTV offerings, leading to an increase of average campaign spend by 58% and a 67% increase in number of clients;

•	Search advertising revenue growth of 24%, primarily driven by increased performance advertising spend by brands;

•
The inherent and strategically constructed operating leverage in our business model increased adjusted EBITDA margin to 33% of revenue excluding traffic acquisitions costs compared to 10% in the second quarter of 2020; and

•	Net cash provided by operating activities was $14.6 million; Perion has $141 million in cash and zero debt as of June 30, 2021.

Second Quarter 2021 Financial Highlights*

(In millions, except per share data)

	Three months ended			Six months ended
	June 30,			June 30,
	2021	2020	%	2021	2020	%
Display and Social Advertising revenues	$58.0	$18.7	+211%	$96.2	$42.4	+127%
Search Advertising and other revenues	$51.6	$41.7	+24%	$103.3	$84.0	+23%
Total Revenues	$109.7	$60.3	+82%	$199.5	$126.4	+58%
GAAP Net Income (loss)	$7.1	$(2.2)	+416%	$10.4	$(0.9)	+1,248%
Non-GAAP Net Income	$12.3	$1.9	+536%	$19.3	$6.9	+180%
Adjusted EBITDA	$14.3	$2.5	+479%	$23.1	$8.7	+165%
Adjusted EBITDA/Revenue Ex TAC	33%	10%		29%	16%
Net cash provided by operating activities	$14.6	$0.2	+9,585%	$28.1	$2.6	+961%
GAAP Diluted Earnings (loss) Per Share	$0.19	$(0.08)	+338%	$0.29	$(0.03)	+1,067%
Non-GAAP Diluted Earnings Per Share	$0.33	$0.07	+371%	$0.53	$0.24	+121%

* Reconciliation of GAAP to Non-GAAP measures follows.

Mr. Gerstel continued, “Three years ago, we initiated a disciplined process of reducing costs and paying down debt. We then focused on leveraging technology and AI to create competitively differentiated advertising capabilities, which triggered us to introduce an aggressive three-year growth plan. We are on pace to achieve these aggressive revenue and EBITDA targets a year earlier than expected. Perion now has a sustained track record of growth, profitability, and delivering on its promises.”

Financial Comparison for the Second Quarter of 2021

Revenues: Revenues increased by 82% (or 65% on a pro forma basis), from $60.3 million in the second quarter of 2020 to $109.7 million in the second quarter of 2021. This increase was led by a 211% (or 134% on a pro forma basis) increase in Display and Social Advertising revenues, primarily from the growth in video and CTV, which led to a 58% increase in average revenue per client, and a 67% growth in the number of new clients.  Search and other revenues increased by 24%, primarily due to 16.9 million of average daily monetizable search queries compared to 13.0 million in the second quarter of 2020, as well as the addition of 28 publishers to our network.

Traffic Acquisition Costs (“TAC”): During the second quarter of 2021 TAC were $66.2 million, or 60.4% of revenues, compared to $36.8 million, or 61.0% of revenues, in the second quarter of 2020.

Net Income: On a GAAP basis, net income increased by 416% from a net loss of $2.2 million in the second quarter of 2020 to net income of $7.1 million in the second quarter of 2021.

Non-GAAP Net Income: In the second quarter of 2021, non-GAAP net income was $12.3 million, or 11.2% of revenues, compared to the $1.9 million, or 3.2% of revenues, in the second quarter of 2020. A reconciliation of GAAP to non-GAAP net income is included in this press release.

Adjusted EBITDA: In the second quarter of 2021, Adjusted EBITDA was $14.3 million, or 13.0% of revenues, compared to $2.5 million, or 4.1% of revenues, in the second quarter of 2020. A reconciliation of GAAP Net Income to Adjusted EBITDA is included in this press release.

Cash and Cash Flow from Operations: As of June 30, 2021, cash and cash equivalents and short-term bank deposits were $141.2 million. Cash provided by operating activities in the second quarter of 2021 was $14.6 million, compared to $0.2 million in the second quarter of 2020.

Outlook

Perion is narrowing its 2021 guidance and expects revenues to be between $415-$430 million (previously $410-$430 million) and EBITDA of $50-$51 million (previously $49-$51 million). Based on the strong business momentum and improved visibility, Perion is introducing guidance for 2022.

($M)	2021 Guidance	YoY Growth %	2022 Guidance	YoY Growth %
Revenue	$415-$430	28%*	$490-$520	20%*
Adjusted EBITDA	$50-$51	54%*	$59-$62	20%*
EBITDA to REV Ex TAC	30%*		30%*

* At guidance midpoint

Conference Call

Perion will host a conference call to discuss the results today, Tuesday, August 3, 2021 at 8:30 a.m. ET. Details are as follows:

•	Conference ID: 9985661
•	Dial-in number from within the United States: 1-866-548-4713
•	Dial-in number from Israel: 1809 212 883
•	Dial-in number (other international): 1-323-794-2093
•	Playback available until Tuesday, August 10, 2021 by calling 1-844-512-2921 (United States) or 1-412-317-6671 (international). Please use PIN code 9985661 for the replay.
•	Link to the live and archived webcast accessible at https://www.perion.com/ir-info/

About Perion Network Ltd.
Perion is a global technology company that delivers strategic business solutions that enable brands and advertisers to efficiently “Capture and Convince” users across multiple platforms and channels, including interactive connected television – or iCTV. Perion achieves this through its Synchronized Digital Branding capabilities, which are focused on high impact creative; content monetization; its branded search network, in partnership with Microsoft Bing; and social media management that orchestrates and optimizes paid advertising. This diversification positions Perion for growth as budgets shift across categories.

Non-GAAP measures
Non-GAAP financial measures consist of GAAP financial measures adjusted to exclude stock-based compensation expenses, retention and acquisition related expenses, revaluation of acquisition related contingent consideration, amortization of acquired intangible assets and the related taxes thereon, non-recurring expenses, foreign exchange gains (losses) associated with ASC-842, as well as certain accounting entries under the business combination accounting rules that require us to recognize a legal performance obligation related to revenue arrangements of an acquired entity based on its fair value at the date of acquisition. Adjusted Earnings Before Interest, Taxes, Depreciation and Amortization ("Adjusted EBITDA") is defined as operating income excluding stock-based compensation expenses, depreciation, acquisition related items consisting of amortization of intangible assets and goodwill and intangible asset impairments, acquisition related expenses, gains and losses recognized on changes in the fair value of contingent consideration arrangements and certain accounting entries under the business combination accounting rules that require us to recognize a legal performance obligation related to revenue arrangements of an acquired entity based on its fair value at the date of acquisition.

The purpose of such adjustments is to give an indication of our performance exclusive of non-cash charges and other items that are considered by management to be outside of our core operating results. These non-GAAP measures are among the primary factors management uses in planning for and forecasting future periods. Furthermore, the non-GAAP measures are regularly used internally to understand, manage and evaluate our business and make operating decisions, and we believe that they are useful to investors as a consistent and comparable measure of the ongoing performance of our business. However, our non-GAAP financial measures are not meant to be considered in isolation or as a substitute for comparable GAAP measures, and should be read only in conjunction with our consolidated financial statements prepared in accordance with GAAP. Additionally, these non-GAAP financial measures may differ materially from the non-GAAP financial measures used by other companies. A reconciliation between results on a GAAP and non-GAAP basis is provided in the last table of this press release.

Forward Looking Statements
This press release contains historical information and forward-looking statements within the meaning of The Private Securities Litigation Reform Act of 1995 with respect to the business, financial condition and results of operations of Perion. The words “will”, “believe,” “expect,” “intend,” “plan,” “should” and similar expressions are intended to identify forward-looking statements. Such statements reflect the current views, assumptions and expectations of Perion with respect to future events and are subject to risks and uncertainties. Many factors could cause the actual results, performance or achievements of Perion to be materially different from any future results, performance or achievements that may be expressed or implied by such forward-looking statements, or financial information, including, among others, the failure to realize the anticipated benefits of companies and businesses we acquired and may acquire in the future, risks entailed in integrating the companies and businesses we acquire, including employee retention and customer acceptance; the risk that such transactions will divert management and other resources from the ongoing operations of the business or otherwise disrupt the conduct of those businesses, potential litigation associated with such transactions, and general risks associated with the business of Perion including intense and frequent changes in the markets in which the businesses operate and in general economic and business conditions, loss of key customers, unpredictable sales cycles, competitive pressures, market acceptance of new products, inability to meet efficiency and cost reduction objectives, changes in business strategy and various other factors, whether referenced or not referenced in this press release. Various other risks and uncertainties may affect Perion and its results of operations, as described in reports filed by Perion with the Securities and Exchange Commission from time to time, including its annual report on Form 20-F for the year ended December 31, 2020 filed with the SEC on March 25, 2021. Perion does not assume any obligation to update these forward-looking statements.

Contact Information:
Perion Network Ltd.
Rami Rozen, VP of Investor Relations
+972 (52) 5694441
ramir@perion.com
Source: Perion Network Ltd.

PERION NETWORK LTD. AND ITS SUBSIDIARIES

CONSOLIDATED STATEMENTS OF OPERATIONS

In thousands (except share and per share data)

	Three months ended		Six months ended
	June 30,		June 30,
	2021	2020	2021	2020
	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)

Revenues:
Display and Social Advertising	$58,029	$18,674	$96,166	$42,407
Search Advertising and other	51,648	41,667	103,328	83,987
Total Revenues	109,677	60,341	199,494	126,394

Costs and Expenses:
Cost of revenues	6,159	4,880	11,595	10,646
Traffic acquisition costs and media buy	66,226	36,801	121,086	72,939
Research and development	8,928	7,122	17,473	14,329
Selling and marketing	12,879	8,219	23,484	17,920
General and administrative	4,629	3,581	8,760	7,520
Depreciation and amortization	2,000	2,251	4,377	4,553
Total Costs and Expenses	100,821	62,854	186,775	127,907

Income (loss) from Operations	8,856	(2,513)	12,719	(1,513)
Financial expense, net	298	741	105	733
Income (loss) before Taxes on income	8,558	(3,254)	12,614	(2,246)
Taxes on income (benefit)	1,475	(1,015)	2,225	(1,341)
Net Income (loss)	$7,083	$(2,239)	$10,389	$(905)

Net Earnings (loss) per Share
Basic	$0.21	$(0.08)	$0.31	$(0.03)
Diluted	$0.19	$(0.08)	$0.29	$(0.03)

Weighted average number of shares
Basic	34,074,321	26,629,654	33,116,072	26,546,844
Diluted	37,085,265	26,629,654	36,289,802	26,546,844

PERION NETWORK LTD. AND ITS SUBSIDIARIES

CONDENSED CONSOLIDATED BALANCE SHEETS

In thousands

	June 30,	December 31,
	2021	2020
	(Unaudited)	(Audited)
ASSETS
Current Assets:
Cash and cash equivalents	$58,154	$47,656
Restricted cash	1,222	1,222
Short-term bank deposits	83,000	12,700
Accounts receivable, net	67,641	81,221
Prepaid expenses and other current assets	6,432	4,560
Total Current Assets	216,449	147,359

Long-Term Assets:
Property and equipment, net	5,463	6,770
Operating lease right-of-use assets	13,936	20,266
Goodwill and intangible assets, net	173,981	176,679
Deferred taxes	6,788	7,111
Other assets	346	496
Total Long-Term Assets	200,514	211,322
Total Assets	$416,963	$358,681

LIABILITIES AND SHAREHOLDERS' EQUITY
Current Liabilities:
Accounts payable	$75,141	$72,498
Accrued expenses and other liabilities	17,902	21,188
Short-term operating lease liability	4,395	4,514
Short-term loans and current maturities of long-term loans	-	8,333
Deferred revenues	4,317	5,711
Short-term payment obligation related to acquisitions	30,192	7,869
Total Current Liabilities	131,947	120,113

Long-Term Liabilities:
Payment obligation related to acquisition	5,059	30,035
Long-term operating lease liability	11,271	17,698
Other long-term liabilities	7,445	6,713
Total Long-Term Liabilities	23,775	54,446
Total Liabilities	155,722	174,559

Shareholders' equity:
Ordinary shares	287	224
Additional paid-in capital	318,690	251,933
Treasury shares at cost	(1,002)	(1,002)
Accumulated other comprehensive gain	22	112
Accumulated deficit	(56,756)	(67,145)
Total Shareholders' Equity	261,241	184,122
Total Liabilities and Shareholders' Equity	$416,963	$358,681

PERION NETWORK LTD. AND ITS SUBSIDIARIES

CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

In thousands

	Three months ended		Six months ended
	June 30,		June 30,
	2021	2020	2021	2020
	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)

Cash flows from operating activities:
Net Income (loss)	$7,083	$(2,239)	$10,389	$(905)
Adjustments required to reconcile net income to net cash provided by operating activities:
Depreciation and amortization	2,000	2,251	4,377	4,553
Stock-based compensation expense	1,234	841	1,989	1,941
Foreign currency translation	31	(18)	(89)	(47)
Accrued interest, net	(92)	-	(167)	-
Deferred taxes, net	59	(1,637)	295	(1,952)
Accrued severance pay, net	89	8	198	33
Loss (gain) from sale of property and equipment	(10)	84	(11)	84
Net changes in operating assets and liabilities	4,231	861	11,115	(1,060)
Net cash provided by operating activities	$14,625	$151	$28,096	$2,647

Cash flows from investing activities:
Purchases of property and equipment, net of sales	(211)	(41)	(355)	(113)
Short-term deposits, net	(27,000)	(9,124)	(70,300)	6,362
Cash paid in connection with acquisitions, net of cash acquired	(3,438)	(1,045)	(3,438)	(16,145)
Obligation in connection with acquisitions	-	(3,428)	-	2,349
Net cash used in investing activities	$(30,649)	$(13,638)	$(74,093)	$(7,547)

Cash flows from financing activities:
Issuance of shares in private placement, net	-	-	60,960	-
Proceeds from exercise of stock-based compensation	2,170	184	3,871	1,741
Repayment of long-term loans	-	(2,083)	(8,333)	(4,166)
Net cash provided by (used in) financing activities	$2,170	$(1,899)	$56,498	$(2,425)

Effect of exchange rate changes on cash and cash equivalents and restricted cash	9	(1)	(3)	(73)
Net increase (decrease) in cash and cash equivalents and restricted cash	(13,845)	(15,387)	10,498	(7,398)
Cash and cash equivalents and restricted cash at beginning of period	73,221	47,594	48,878	39,605
Cash and cash equivalents and restricted cash at end of period	$59,376	$32,207	$59,376	$32,207

PERION NETWORK LTD. AND ITS SUBSIDIARIES

RECONCILIATION OF GAAP TO NON-GAAP RESULTS

In thousands (except share and per share data)

	Three months ended		Six months ended
	June 30,		June 30,
	2021	2020	2021	2020
	(Unaudited)		(Unaudited)

GAAP Net Income (loss)	$7,083	$(2,239)	$10,389	$(905)
Stock-based compensation	1,234	841	1,989	1,941
Amortization of acquired intangible assets	1,356	1,094	2,698	2,159
Retention and other related to M&A related expenses	2,178	1,885	3,966	3,721
Foreign exchange losses (gains) associated with ASC-842	105	201	(213)	(79)
Revaluation of acquisition related contingent consideration	170	282	339	282
Taxes on the above items	197	(127)	146	(217)
Non-GAAP Net Income	$12,323	$1,937	$19,314	$6,902

Non-GAAP Net Income	$12,323	$1,937	$19,314	$6,902
Taxes on income	1,278	(888)	2,079	(1,124)
Financial expense (income), net	23	258	(21)	530
Depreciation	644	1,157	1,679	2,394
Adjusted EBITDA	$14,268	$2,464	$23,051	$8,702

Non-GAAP diluted earnings per share	$0.33	$0.07	$0.53	$0.24

Shares used in computing non-GAAP diluted earnings per share	37,429,049	28,545,484	36,576,534	28,796,194